Mail Stop 6010   December 8, 2006

Mr. Laurence S. Levy
Chairman and Chief Executive Officer
Rand Acquisition Corp. II
461 Fifth Avenue, 25th Floor
New York, New York 10017

       Re: Rand Acquisition Corp. II
              Registration Statement on Form S-1
              Filed November 6, 2006
              File No. 333-138452

Dear Mr. Levy:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on the prospectus cover page to the effect that Messrs. Levy, Levy and Kiel have already committed to purchase from the company the insider warrants. In light of this disclosure, it would appear that an investment decision has already been made with respect to the insider warrants and the offer and sale of such warrants may not be registered on this registration statement. Please provide the staff with a legal analysis as to the compliance of the offer and sale of the insider warrants with Section 5 of the Securities Act of 1933, as amended. We may have further comment.

2. We note the disclosure throughout your registration statement that you would be required to convert to cash <u>up to</u> approximately 19.99% of the common stock sold in this offering. Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which 19.99% of the IPO shareholders will be able to convert and the business combination still go forward. We may have further comment.

3. We note your disclosure that several members of management and/or advisors to the company have held or currently hold similar positions in other blank check companies. The staff believes that additional disclosure is required about these relationships and accordingly requests that you disclose: (1) for each blank check company with which management and/or your advisors has had (or currently has) a relationship: (a) disclose the initial Unit offering price; (b) the subsequent trading range, including the high-low price of the Units; (c) the Unit price as of the most recent practicable date, such date to be consistent across all companies; (d) the market value of management's investment in such entity; (e) the ticker symbol of the company; (f) state how management will go about resolving conflicts of interest between these entities with respect to the presentation of corporate opportunities; (2) for each blank check company that has entered into a merger agreement, in addition to the foregoing, disclose: (a) with whom the company entered into an agreement; (b) summarize the key terms of the merger agreement, including the consideration paid; (c) the percentage of shares voted in favor of the business combination, excluding management shares; (d) the percentage of shares which elected to redeem their securities; (e) whether management has been employed by the company following the business combination, including a discussion of the material terms of such agreement; (3) whether any entity has terminated without finding a business combination and, if so, the percentage of investor funds returned relative to the amount initially invested. If the presentation would be improved, the staff would not object to the disclosure of the foregoing in an appropriate tabular format.

4. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a telephone call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

5. Please tell us the factors you considered in determining to value this offering at $48,000,000. What factors did you consider when determining that you might need $44,640,000 in the trust fund to effect the business combination contemplated by the registration statement? It does not appear to the staff that the determination to value the offering at this amount is an arbitrary decision and we would like to know the specific factors and motivations behind the valuation. This includes the time period before the company's corporate existence was established in August 2006 and encompasses any and

all evaluations and/or discussions that may have taken place prior to the involvement of the principals with the formal entity of Rand Acquisition Corp. II. In view of management's apparent experience effecting acquisitions, the precise nature of their knowledge about the ability to effect a combination with a company whose market value is equal to at least 80% of the company's net assets may be material information for which appropriate disclosure is required. We may have further comment.

6. We note the structure of this offering and it similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, please identify for us supplementally the name of the companies that have registered or are seeking to register blank check offerings underwritten on a firm commitment basis in which an officer, director, affiliate, underwriter or attorney of the registrant have been involved; the Securities Act form the companies filed upon; if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed to date and whether the blank checks have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format.   We may have further comment.

7. Please address supplementally the applicability of Regulation M in the context of warrant repurchase agreements contained in the registration statement.

8. Prior to effectiveness, please provide an update with respect to those states in which the offering will be conducted.

Prospectus summary, page 1

9. Please state whether the company will only consider entering into a business combination with U.S. companies.

10. We note the businesses you acquire must have a fair market value at least equal to 80% of your net assets at the time of the business combination. Please expand the discussion to clarify whether there is any minimum ownership requirement for your company's shareholders in the combined company at the time of the combination, i.e. what percent of the combined company will your shareholders own. How does the fair market valuations of the respective entities effect the relative percentage ownership subsequent to combination?

11. We note your disclosure referencing the possibility that the company may raise additional funds to consummate a business combination through the issuance of additional equity or

debt securities.   Please discuss whether this is considered by the company to be a likely occurrence and, if so, how such expectation relates to the company's determination to raise $48,000,000 in this offering. In this regard, we note the financing required in connection with the acquisition of Lower Lakes Towing Ltd. by Rand Acquisition Corp. We may have further comment.

Redemption, page 3

12. Please expand the discussion to explain the "negative price pressure" referred to in the third paragraph of this section and how a cashless exercise could avoid such "negative price pressure."

Offering proceeds to be held in trust, page 4

13. Please clarify the amount of time the funds may be held in trust. In this regard, there does not appear to be a succinct statement concerning the time period in which the business combination must be completed.

Certificate of Incorporation, page 4

14. Tell us why the date for termination of your corporate existence has not been inserted and is not specified in your articles of incorporation. In addition, please clarify how the absence of such information complies with the specified date required by Section 102(b)(5). In addition, please provide support for the statement that the limitation of corporate existence, which is absent here, removes the necessity of complying with Section 275.

15. For what period of time may your corporate existence be extended to consummate a business combination? In addition, please reconcile such possible extension of your corporate existence with your discussion relative to a date certain to meet the requirements of Section 102(b)(5).

Conversion rights for stockholders voting to reject a business combination, page 6

16. Please clarify whether and the extent to which shareholders who elect to convert their stock and retain the warrants may benefit by retaining an ownership interest at a lower cost, approximately $5.31 per share.

Risk factors – General, pages 9-18

17. If applicable, please include risk factors that address the risks of acquiring a foreign company including exchange controls, currency risks, and withholding tax issues.

18. Please include a discussion of the specific risks you may experience as a result of multiple simultaneous business combinations.

19. Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable, thus the warrant holder may be unable to exercise the warrant when desired. Therefore the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

If third parties bring claims against us…., page 10

20. Please expand the discussion to clarify whether possible indemnification by your officers, directors or shareholders is severable, pro rata, or otherwise and the extent to which such indemnification may be limited, e.g. to vendors only, dollar limitations, etc.

Use of proceeds, page 19

21. Please add a line in the use of proceeds table reflecting the total of the noted offering expenses.

22. In the use of proceeds not held in trust section we note $250,000 allocated for "legal, accounting and other third party expenses attendant to the due diligence investigation." We also note another line item for $50,000 for due diligence by officers, directors, and existing shareholders. There is also a line item for $120,000 for working capital for miscellaneous expenses. Please explain why there are two line items for due diligence and another line item for what may be similar expenses.

23. Please explain which line items represent the funds that may be allocated to officers, directors and stockholders for reimbursement of their out of pocket expenses.

24. Please clearly indicate which line item represents the amounts allocated to pay fees to market research firms or third party consultants to assist in the company's search for a target business and whether these fees include due diligence.

25. Please indicate whether any of the disbursements to officers, directors or shareholders will be for their payments to third parties for the third parties performance of due diligence.

26. Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder's fees and expenses that may be in addition to the expenses paid from the net proceeds not held in trust.

Sources of target businesses, page 27

27. We note that unaffiliated sources will inform you of potential target businesses and that such information will either be solicited or unsolicited. Please expand the discussion to describe how you will solicit proposals and how unsolicited parties would become aware of your search.

Selection of a target business and structuring of a business combination, page 27

28. We note you will not limit your evaluation simply to companies within your sector focus. Please expand the discussion to explain how management will carry out the search and evaluation of a company that may not be in its area of expertise. Clarify whether management will be required to seek assistance in the evaluation of such company and, if so, how the company will go about determining who will assist in such an evaluation.

29. We note the statement in the first sentence of this section that you "will have virtually unrestricted flexibility in identifying and selecting a prospective target business." Other than the requirement for at least fair market valuation of 80% of your net assets, please clarify what, if any, other restrictions are applicable.

Lack of business diversification, page 28

30. In light of the requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company's net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, please add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

<u>Liquidation if no business combination, page 30</u>

31. Provide a discussion of the legal basis for the statement in the second full paragraph on page 31 that creditors of the company "could" have claims with a higher priority to those of the Public Stockholders and provide examples of instances in which shareholders claims would take priority over the claims of creditors. We may have further comment.

32. Provide the basis for the statements in the last full paragraph on page 31 that the ability of creditors to make claims against the company is "limited" and that such creditor claims "should not have a significant impact" on distributions to the shareholders, in light of the fact that as of this date, no waivers have been executed by any service providers or vendors and the indemnification to be provided by certain affiliates of the company are significantly limited in scope and nature. We may have further comment.

<u>Involvement of principals in blank check companies, page 37</u>

33. Please expand the discussion to indicate the percentage ownership of former Rand Acquisition shareholders in the combined company. In addition, please expand the discussion to indicate the extent to which consideration and/or funding in addition to the funds held in trust were required to complete the acquisition.

<u>Financial statements</u>
<u>General</u>

34. Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12 of Regulation S-X.

<p style="text-align:center">*   *   *</p>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Parthasarathy Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at (202) 551-3862 or me at (202) 551-3790 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq. (*by facsimile*)
          212-818-8881